UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel 6816914

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Results of Special General Meeting

On August 31, 2026, Gauzy Ltd (the “Company”) held a Special General Meeting of Shareholders (the “Meeting”), at the Company’s offices located at 14 Hathiya Street, Tel Aviv 6816914. The proposal on the Meeting’s agenda is described in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated August 17, 2026.

The proposal was voted upon and approved by the requisite majority of the Company’s shareholders.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD.

Date: August 31, 2026	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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